Proxy Results

The Annual Meeting of Shareholders was held on February 27, 2014 for shareholders of record as of the close of business on December 20, 2013 to re-elect John C. Salter, a Class I trustee nominee, for the
Fund. The nominee was elected with 83,324,327 affirmative votes and 1,639,458 votes withheld. For the
Fund, Trustees whose terms of office continued after the Annual Meeting of Shareholders because they were not up for re-election are Joseph J. Ciprari, Raymond B.Woolson and Ronald R. Redell.